Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2021

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s audited consolidated financial statements (“audited consolidated Financial Statements”) for the year ended December 31, 2021. The date of this MD&A is February 23, 2022. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s audited consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the EDGAR website at www.sec.gov.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles (“GAAP”), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP and Other Financial Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

The Company had previously updated the presentation of our financial information to disclose dollar figures rounded to the nearest hundred thousand. This may result in immaterial differences in the comparative figures, specifically in 2019.

Annual Financial Summary

		Year ended December 31
(millions, except per share amounts)	2021	2020	2019
Production revenues	$477.5	$275.4	$409.3
Cash flow from operating activities	198.7	79.4	76.8
Basic per share (1)	2.65	1.08	1.05
Diluted per share (1)	2.56	1.08	1.05
Funds flow from operations (2)	217.9	117.8	159.1
Basic per share (3)	2.90	1.61	2.18
Diluted per share (3)	2.81	1.61	2.18
Net income (loss)	414.0	(771.7)	(788.3)
Basic per share	5.52	(10.53)	(10.82)
Diluted per share	5.34	(10.53)	(10.82)
Capital expenditures	140.9	57.2	103.2
Business acquisitions	33.7	—	—
Property acquisitions (dispositions), net	0.1	(0.1)	(10.7)
Debt (4)	392.4	455.3	460.5
Total assets	$1,429.2	$964.1	$1,904.8

(1)	Supplemental financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.
(4)	Includes drawings under the Company’s syndicated credit facility, limited recourse loan and outstanding senior notes.

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Over the past three years the Company’s development activities have been focused on our significant drilling inventory within the Cardium. Concurrently, the Company’s operations have become more focused due to minor asset disposition activity outside of our Cardium lands and the completion of our Legacy shut-in program in early 2019 which removed several negative cash flow properties from our portfolio. These dispositions and shut-in activities resulted in lower production and combined with restricted capital plans in 2020 due to the COVID-19 pandemic, contributed to reduced production revenues commencing in those periods. Additionally, in 2020, the low commodity price environment, mainly due to the COVID-19 pandemic and related supply and demand implications, reduced production revenues and impacted cash flow from operations and funds flow from operations. The effect of lower oil prices and production was offset by the Company’s lower cost structure and improvement in our working capital position due to reduced capital expenditures and gains from the oil hedging program, which resulted in higher cash flow from operations compared to 2019. In 2021, commodity prices strengthened and we completed a full year development program which both contributed to higher cash flow from operations and funds flow from operations compared to 2020. This was partially offset by share-based compensation charges as a result of the Company’s rising share price.

In 2021, net income, resulting from the Company’s strong netback, was supported by higher commodity prices. Additionally, during 2021, the Company recorded a net property, plant and equipment (“PP&E”) impairment reversal, mainly in our Cardium area due to higher forecasted commodity prices. The net losses in 2020 and 2019 were mainly due to non-cash PP&E impairment charges as a result of lower forecasted commodity prices, various economic factors and classifying our interest in the Peace River Oil Partnership (“PROP”) as held for sale in 2019.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Dec. 31 2021	Sep. 30 2021	June 30 2021	Mar. 31 2021	Dec. 31 2020	Sep. 30 2020	June 30 2020	Mar. 31 2020
Production revenues	$149.8	$124.5	$111.0	$92.2	$72.8	$75.4	$48.2	$79.0
Cash flow from operating activities	62.6	65.5	42.2	28.4	11.1	34.8	2.1	31.4
Basic per share (1)	0.81	0.88	0.57	0.39	0.15	0.47	0.03	0.43
Diluted per share (1)	0.78	0.85	0.55	0.37	0.15	0.47	0.03	0.43
Funds flow from operations (2)	80.0	59.3	42.3	36.3	26.4	30.4	24.7	36.3
Basic per share (3)	1.04	0.79	0.57	0.49	0.36	0.41	0.34	0.50
Diluted per share (3)	1.00	0.77	0.55	0.48	0.36	0.41	0.34	0.50
Net income (loss)	21.7	46.6	322.5	23.2	0.2	(3.2)	(21.1)	(747.6)
Basic per share	0.28	0.62	4.33	0.32	0.01	(0.04)	(0.29)	(10.24)
Diluted per share	$0.27	$0.60	$4.23	$0.31	$0.01	$(0.04)	$(0.29)	$(10.24)
Production
Light oil (bbl/d)	11,155	10,314	10,836	10,014	10,055	10,952	12,800	12,512
Heavy oil (bbl/d)	3,237	2,688	2,660	2,788	2,895	2,823	1,966	3,644
NGLs (bbl/d)	2,310	2,213	2,162	2,056	2,087	2,244	2,278	2,239
Natural gas (mmcf/d)	58	54	54	50	52	54	53	52

Total (boe/d)	26,352	24,164	24,651	23,225	23,644	25,031	25,872	27,092

(1)	Supplemental financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

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Cash flow from Operating Activities, Funds Flow from Operations and Free Cash flow

		Year ended December 31
(millions, except per share amounts)	2021	2020
Cash flow from operating activities	$198.7	$79.4
Change in non-cash working capital	5.1	6.6
Decommissioning expenditures	8.1	11.1
Onerous office lease settlements	9.1	9.7
Deferred financing costs	(5.5)	(2.8)
Financing fees paid	4.7	5.6
Restructuring charges (1)	(1.8)	0.6
Transaction costs	3.5	3.5
Other expenses (1)	(7.7)	4.1
Commodities purchased from third parties	3.7	—

Funds flow from operations (2)	217.9	117.8
Capital expenditures	(140.9)	(57.2)
Decommissioning expenditures	(8.1)	(11.1)

Free Cash Flow (2)	$68.9	$49.5

Per share – funds flow from operations (3)
Basic per share	$2.90	$1.61
Diluted per share	$2.81	$1.61

(1)	Excludes the non-cash portion of restructuring and other expenses.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

Both cash flow from operations and funds flow from operations were higher in 2021 than 2020 mainly due to increased revenues as a result of improved commodity prices. In addition, the Company’s increased capital program in 2021 compared to 2020 and the PROP acquisition resulted in higher production levels, specifically in Q4 2021, which also contributed to the higher 2021 results. Partially offsetting the results in 2021, the Company recorded share-based compensation charges, which was predominately due to the significant increase in the Company’s share price throughout 2021, that reduced funds flow from operations and cash flow from operations.

Business Strategy

Our strategy is focused on maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder returns. We believe our plan to focus on our industry leading Cardium position and deep inventory of high return wells offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders. In November 2021, the Company acquired the remaining 45 percent PROP interest from our joint venture partner. As a result, the Company’s interest in PROP increased to 100 percent in the area with compelling Bluesky production and significant Clearwater potential for future heavy oil production growth which offers further value for stakeholders.

In 2021, favourable weather and ground conditions allowed us to start our second half development program early, and in light of higher commodity prices and strong production results, we modestly increased our 2021 capital budget and increased our production guidance. With strong results in our 2021 development program and the PROP acquisition, we generated higher Q4 2021 production rates than that achieved in 2020, while still significantly reducing debt levels. With a continued constructive pricing environment, our 2022 program further positions us for additional production growth that generates even higher free cash flow.

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Our 2022 drilling program currently has four drilling rigs active and includes 19 wells (18.0 net) in our Willesden Green and Pembina areas and an additional ten wells (10.0 net) in our Peace River areas, including four appraisal wells into the Clearwater formation. Our 2022 development program is deliberately front half weighted to take advantage of improved commodity prices and continuous operations. At forecasted pricing, our program allows us to maintain the momentum and efficiencies from our 2021 program, grow average production by approximately 13 percent in 2022 (prior to the inclusion of our PROP acquisition in late 2021) and generate significant free cash flow. Additionally, should commodity prices continue to be favourable, we have the option to increase the development program during the second half of the year, including potential follow-on activity in our Peace River asset.

Our 2022 program, combined with strong commodity prices, is expected to result in significant free cash flow. Initially, these funds will be allocated towards debt repayment. We expect to complete a debt refinancing during the first half of 2022 and will then reevaluate our second half program and look to appropriately balance production growth, debt repayment and return of capital as we move forward through 2022.

In Q4 2021, we continued our participation in the Alberta Site Restoration Program (“ASRP”) and Area-Based Closure (“ABC”) program, focusing on inactive fields in Northern Alberta. Our decommissioning activity in 2021 and 2022 will benefit from over $37 million (gross) of ASRP grants, of which approximately $13.2 million (net) have been utilized since inception through to the end of 2021.

Peace River Oil Partnership acquisition

On November 24, 2021, the Company acquired the remaining 45 percent PROP interest from our joint venture partner through a wholly owned subsidiary. As a result, the Company’s interest in PROP increased to 100 percent resulting in full control and increased our production by approximately 2,400 boe per day.

The cash consideration on the acquisition was $35.2 million which was funded by the Company through an equity offering and a limited-recourse amortizing loan. The equity offering was for 5,880,681 subscription receipts (which were converted into an equal number of common shares) at a price of $4.40 per subscription receipt for gross proceeds of $25.9 million with $1.7 million in share issue costs (with the over-allotment fully exercised). The limited-recourse amortizing loan was for $16.3 million and is secured by the newly acquired 45 percent partnership interest in PROP.

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Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Benchmark prices
WTI oil ($US/bbl)	$77.19	$70.56	$66.07	$57.84	$42.66	$40.93	$27.85	$46.17
Edm mixed sweet par price (CAD$/bbl)	93.36	83.77	77.30	66.61	50.29	49.83	29.55	51.62
Western Canada Select (CAD$/bbl)	78.82	71.80	67.01	57.45	43.46	42.41	22.42	34.11
NYMEX Henry Hub ($US/mmbtu)	5.83	4.01	2.83	3.56	2.53	2.00	1.72	1.95
AECO Index (CAD$/mcf)	4.66	3.60	3.09	3.15	2.77	2.24	1.99	2.22
Foreign exchange rate (CAD$/$US)	1.26	1.260	1.228	1.266	1.303	1.332	1.386	1.345
Benchmark differentials
WTI—Edm Light Sweet ($US/bbl)	(3.10)	(4.08)	(3.11)	(5.24)	(4.07)	(3.51)	(6.14)	(7.58)
WTI—WCS Heavy ($US/bbl)	(14.64)	(13.58)	(11.49)	(12.47)	(9.31)	(9.08)	(11.47)	(20.53)
Average sales price (1)
Light oil (CAD$/bbl)	92.55	84.27	76.97	67.34	50.76	50.84	29.20	50.59
Heavy oil (CAD$/bbl)	51.76	60.87	48.58	40.48	30.00	29.54	5.98	20.07
NGLs (CAD$/bbl)	59.46	52.79	42.79	41.04	24.61	22.11	11.65	22.52
Total liquids (CAD$/bbl)	80.07	75.55	66.95	58.27	43.14	43.06	24.18	41.13
Natural gas (CAD$/mcf)	$5.05	$3.89	$3.21	$3.21	$2.81	$2.40	$2.14	$2.20

(1)	Excludes the impact of realized hedging gains or losses.

Oil

In 2021, WTI averaged US$67.91 per barrel compared to US$39.40 per barrel in 2020. Oil price volatility occurred throughout 2021, largely due to various COVID-19 restrictions and lockdowns as new variants emerged leading to uncertainty over supply and demand. Additionally, OPEC’s curtailment plans and timing also contributed to supply uncertainty.

Oil differentials were relatively steady throughout 2021 with the Mixed Sweet Blend (“MSW”) differential averaging US$3.88 per barrel compared to US$5.33 per barrel in 2020 and the Western Canada Select (“WCS”) heavy differential averaging US$13.04 per barrel compared to US$12.58 per barrel in 2020.

The Company currently has the following financial oil contracts in place on a weighted average basis:

	Term	Notional volume	Pricing
WTI
	January 2022	8,016 bbl/d	$98.82/bbl
	February 2022	8,634 bbl/d	$102.50/bbl
	March 2022	7,500 bbl/d	$108.72/bbl
	April 2022	500 bbl/d	$115.00/bbl

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	5

Additionally, the Company currently has the following physical contracts in place:

	Term	Notional volume	Pricing
Heavy Oil Differential – USD (1)
	January 2022	1,350 bbl/d	US$31.50/bbl
	February—March 2022	1,150 bbl/d	US$31.50/bbl

(1)	Hedged on a USD basis and inclusive of WCS differential, quality and transportation charges.

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

	Term	Notional volume	Pricing
WTI
	Q1 2022	1,502 bbl/d	US$66.24/bbl
	Q2 2022	1,121 bbl/d	US$65.11/bbl
	Q3 2022	593 bbl/d	US$63.26/bbl
	Q4 2022	606 bbl/d	US$62.30/bbl
Heavy Oil – WCS Differential
	Q1 2022	939 bbl/d	US($17.45)/bbl
	Q2 2022	801 bbl/d	US($15.43)/bbl

Natural Gas

In 2021, NYMEX Henry Hub improved and averaged US$3.89 per mmbtu compared to US$2.03 per mmbtu in 2020. This was largely due to warmer weather throughout North America, particularly in the summer months, and increased liquefied natural gas (“LNG”) exports from the United States in the second half of 2021.

In Alberta, AECO prices also followed a similar pattern and increased in 2021 over 2020. AECO 5A averaged $3.45 per GJ in 2021 compared to $2.11 per GJ in 2020.

The Company currently has the following financial natural gas contracts in place on a weighted average basis:

Term	Notional volume	Pricing
Q1 2022	25,591 mcf/d	$4.63/mcf
April 2022 – October 2022	11,848 mcf/d	$4.31/mcf

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RESULTS OF OPERATIONS

Average Sales Prices

		Year ended December 31
	2021	2020	% change
Light oil (per bbl)	$80.65	$44.81	80
Heavy oil (per bbl)	50.46	22.56	124
NGLs (per bbl)	47.86	20.13	138

Total liquids (per bbl)	70.56	37.73	87
Risk management (loss) gain (per bbl)	(1.37)	3.67	n/a

Total liquids price, net (per bbl)	69.19	41.40	67

Natural gas (per mcf)	3.88	2.39	62
Risk management (loss) gain (per mcf)	(0.22)	(0.07)	214

Natural gas net (per mcf)	3.66	2.32	58

Weighted average (per boe)	53.28	29.63	80
Risk management (loss) gain (per boe)	(1.34)	2.25	n/a

Weighted average net (per boe)	$51.94	$31.88	63

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•	Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;

•	Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and

•

Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

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Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of our operations with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

Delivery

The Company met all key performance targets in 2021 as we continued to emphasize operational execution, focus on cost reduction initiatives and monitor our operations and development plans in response to the volatile oil price environment due to the impact of the COVID-19 pandemic.

•	The Company’s average annual production of 24,605 boe per day was within recently upwardly revised production guidance of 24,600 to 24,800 boe per day;

•

Capital expenditures were $140.9 million compared to revised guidance, as part of the PROP acquisition, of $141-143 million and decommissioning expenditures were $8.1 million compared to guidance of $8 million;

•	Net operating costs per boe were $13.04 per boe, consistent with the Company’s guidance of $12.95 - $13.15 per boe; and

•	G&A costs per boe were $1.69, below the Company’s guidance of $1.70 - $1.80 per boe.

In 2022, the Company will continue to target capital expenditures within funds flow from operations to allow for further debt repayment and potentially return of capital to shareholders.

Sustainability

In 2021, the Company continued to focus on development in the Cardium. Production results from wells drilled in the Cardium in 2021 in addition to the results from wells drilled in the play since we concentrated our development activities on the area in 2018 continue to outperform our expectations. For 2022, the Company is anticipating capital expenditures of $143—$149 million which includes a 19 well Cardium drilling program which builds on our 2021 success as well as a 10 well Peace River drilling program, including four Clearwater appraisal wells. Our 2022 development program is deliberately front half weighted to take advantage of improved commodity prices and continuous operations. The Company will continue to monitor commodity prices and has the operational flexibility to modify our capital program in response to commodity prices and potentially increase the pace of development from our significant drilling inventory across our asset portfolio, including potential follow-on activity in our Peace River asset.

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Production

		Year ended December 31
Daily production	2021	2020	% change
Light oil (bbl/d)	10,583	11,574	(9)
Heavy oil (bbl/d)	2,844	2,832	—
NGLs (bbl/d)	2,186	2,212	(1)
Natural gas (mmcf/d)	54	53	2

Total production (boe/d)	24,605	25,404	(3)

During 2020, the Company postponed virtually all development activity from late March to early December, in response to the COVID-19 pandemic and the low commodity price environment, which led to lower production levels throughout the year and into 2021 due to base declines. Heavy oil production volumes in Peace River were also impacted by our decision to temporarily shut-in certain heavy oil wells which remained partially in effect until early Q3 2021. Commencing in Q2 2021, production began to increase mainly due to strong drilling results and the additional 45 percent acquisition in PROP in Q4 2021 (approximately 230 boe per day impact on 2021). The Company has completed the last of our activity from our 2021 development program with the remaining 7 (6.8 net) wells coming on production in Q1 2022.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

		Year ended December 31
Daily production (boe/d) (1)	2021	2020	% change
Cardium	20,182	21,003	(4)
Peace River	3,152	3,136	1
Viking	794	860	(8)
Legacy	477	405	18

Total	24,605	25,404	(3)

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

			Year ended December 31
(per boe)	2021		2020
Netback:	$		$
Sales price (1)		53.28	29.63
Risk management (loss) gain (2)		(1.34)	2.25
Royalties		(5.41)	(1.47)
Transportation		(2.08)	(1.91)
Net operating costs (3)		(13.04)	(11.15)
Netback (3)		$31.41	$17.35
		(boe/d )	(boe/d )
Production		24,605	25,404

(1)	Includes the impact of commodities purchased and sold to/from third parties—$1.0 million (2020 – $0.2 million).
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

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			Year ended December 31
(millions)	2021		2020
Netback:	$		$
Sales (1)		478.5	275.6
Risk management (loss) gain (2)		(12.0)	20.9
Royalties		(48.6)	(13.7)
Transportation		(18.7)	(17.7)
Net operating costs (3)		(117.1)	(103.7)
Netback (3)		$282.1	$161.4

(1)	Includes the impact of commodities purchased and sold to/from third parties—$1.0 million (2020 – $0.2 million).
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Non-GAAP financial ratios. See “Non-GAAP and Other Financial Measures”.

In 2021, netbacks were higher than the comparable periods due to higher commodity prices as product demand increased with the easing of COVID-19 restrictions and the roll-out of vaccines. This was partially offset by realized hedging losses and higher royalties due to stronger oil prices, as well as higher operating costs due to increased activity levels and higher power prices. Note that in Q2 2020 and for a portion of Q3 2020, the Company delayed discretionary operating cost spending in response to the low commodity price environment at that time which contributed to the lower net operating cost result for 2020.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

		Year ended December 31
(millions)	2021	2020
Production revenues	$477.5	$275.4
Sales of commodities purchased	13.6	4.8
Less: Commodities purchased	(12.6)	(4.6)
Sales	478.5	275.6
Realized risk management (loss) gain (1)	(12.0)	20.9
Gross revenues (2)	$466.5	$296.5

(1)	Relates to realized risk management gains and losses on commodity contracts.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Production revenues and gross revenues were higher in 2021 due to increases in commodity prices, which was partially offset by lower production volumes and realized risk management losses versus realized risk management gains in 2020.

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Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – December 31, 2020	$296.5
Decrease in liquids production	(15.7)
Increase in liquids prices (2)	188.3
Increase in natural gas production	1.0
Increase in natural gas prices (2)	29.4
Decrease in realized oil risk management	(30.1)
Decrease in realized gas risk management	(2.9)
Gross revenues – January 1 – December 31, 2021 (3)	$466.5

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Includes realized risk management gains and losses on commodity contracts.
(3)	Excludes processing fees and other income.

Royalties

		Year ended December 31
	2021	2020
Royalties (millions)	$48.6	$13.7
Average royalty rate (1)	10%	5%

(1)	Excludes effects of risk management activities and other income.

For 2021, royalties, including the average royalty rate and per boe metrics, increased from the comparable periods largely due to higher commodity prices.

Expenses

		Year ended December 31
(millions)	2021	2020
Net Operating (1)	$117.1	$103.7
Transportation	18.7	17.7
Financing	37.4	37.2
Share-based compensation	$19.4	$3.4

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

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Operating

A reconciliation of operating costs to net operating costs is as follows:

		Year ended December 31
(millions)	2021	2020
Operating costs	$129.5	$115.4
Less processing fees	(6.4)	(6.3)
Less road use recoveries	(6.0)	(5.4)

Net Operating costs (1)	$117.1	$103.7

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

In 2021, the Company returned to normal activity levels compared to 2020 when the Company restricted discretionary spending beginning in March 2020 and into Q3 2020 as a result of the low commodity price environment. During 2021, the Company was impacted by high power prices particularly in the first half of 2021, mostly due to extreme weather (cold in Q1 and heat in Q2) in several parts of North America which increased demand and, when combined with higher natural gas prices (power input cost), led to an increase in operating costs. The increase in power costs was more than offset by the increase in our natural gas revenue.

In 2021 the Canadian Emergency Wage Subsidy (“CEWS”) program reduced operating costs by $0.3 million compared to $2.2 million in 2020.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The increase in realized prices is partially offset by additional transportation costs. In 2020, specifically in Q3 2020, the Company temporarily shut-in production at various properties in the Peace River area (due to low commodity prices) resulting in lower transportation costs in 2020. The majority of the shut-in production was brought back on-line late in Q3 2020.

Financing

Financing expense consists of the following:

		Year ended December 31
(millions)	2021	2020
Interest on bank debt and senior notes	$27.1	$22.8
PROP limited recourse loan	0.2	—
Advisor fees	2.7	10.1
Deferred financing costs	5.5	2.8
Unwinding of discount on lease liabilities	0.6	1.5
Loss on debt modification	1.3	—
Financing	$37.4	$37.2

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior notes and PROP limited-recourse loan. Financing charges were comparable between 2021 and 2020 as higher interest rates under the Company’s current banking agreements in 2021 were partially offset by lower drawn balances under our syndicated credit facility. In addition, lower advisor costs in 2021, led to a reduction in financing expenses.

The interest rates on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at December 31, 2021, 82 percent (December 31, 2020 – 87 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	12

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. The aggregate amount available under the syndicated credit facility is $366.8 million which consists of a $260.0 million revolving syndicated credit facility and a $106.8 million non-revolving term loan. The revolving period under the syndicated credit facility is set at May 31, 2022, with the maturity date of both the syndicated credit facility and non-revolving term loan of November 30, 2022.

At December 31, 2021, the carrying value of the Company’s US dollar denominated senior notes was $54.9 million (December 31, 2020 – $60.3 million). The Company made repayments of US$4.1 million ($5.1 million) on our senior secured notes during 2021 (2020—$nil). Subsequent to December 31, 2021, as a result of a one-time adjustment to reduce our undrawn borrowing availability on our syndicated credit facility, the Company made a US$5.7 million repayment on our senior secured notes which reduces the Company’s outstanding balance of our senior secured notes to approximately US$37.7 million. Additionally, a stronger Canadian dollar against the US dollar at the comparable balance sheet dates contributed to a lower carrying value.

Summary information on the Company’s senior notes outstanding as at December 31, 2021 is as follows:

	Amount (millions)	Maturity date	Average interest rate	Weighted average remaining term (years)
2008 Notes	US$3.7	November 30, 2022	9.37%	0.9
2010 Q1 Notes	US$8.9	November 30, 2022	8.82%	0.9
2010 Q4 Notes	US$19.4	November 30, 2022	7.91%	0.9
2011 Notes	US$11.3	November 30, 2022	7.76%	0.9

In Q4 2021, as part of the 45 percent interest acquisition in PROP, a portion of the cash consideration was obtained through a new $16.3 million limited-recourse amortizing loan. The maturity date of the loan is December 31, 2022 and it has an interest rate of 10.5 percent. In 2021, $0.3 million has been repaid on the loan.

On December 31, 2021, the Company was in compliance with all of our financial covenants which consisted of the following:

	Limit	December 31, 2021
Senior debt to capitalization	Less than 75%	33%
Total debt to capitalization	Less than 75%	33%

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs”) granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

		Year ended December 31
(millions)	2021	2020
RSU grants	$1.1	$2.0
PSU grants	4.3	0.1
Options	1.2	0.1
NTIP	2.5	—
DSU plan	10.3	1.2
Share-based compensation	$19.4	$3.4

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	13

In 2021, the increase in share-based compensation is largely attributed to the significant increase in the Company’s share price which closed at $5.21 per share at December 31, 2021 (2020—$0.87 per share) which was used in the RPSU, DSU and NTIP plan obligations.

General and Administrative Expenses (“G&A”)

		Year ended December 31
(millions, except per boe amounts)	2021	2020
Gross	$28.2	$23.9
Per boe (1)	3.14	2.57
Net	15.3	13.9
Per boe (1)	$1.69	$1.51

(1)	Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

Beginning in Q2 2020, the Company implemented a number of temporary measures to reduce costs, specifically lower salaries and staff benefits in response to the low commodity price environment. Most of these temporary reductions were eliminated prior to Q2 2021 which led to the increase in G&A in 2021 compared to 2020.

Restructuring and other expenses

		Year ended December 31
(millions)	2021	2020
Restructuring	$(1.8)	$0.6
Other	$(7.7)	$6.2

Restructuring expenses include a settlement benefit of a prior cancelled office lease that resulted in a $2.0 million recovery of previously accrued costs recorded in Q1 2021.

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees. The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and in Q1 2021 agreed to a settlement to pay $6.4 million of the defense costs equally over a 30-month period beginning in April 2021. As a result of the settlement, the Company recorded a recovery of previously accrued costs in Q1 2021 within Other in the Consolidated Statements of Income (Loss).

Transaction costs

		Year ended December 31
(millions)	2021	2020
Transaction costs	$3.5	$3.5

Transaction costs in 2021 relate to the acquisition of the remaining 45 percent partnership interest in PROP.

In 2020, the Company formally launched an offer to purchase all of the common shares of Bonterra Energy Corp. This resulted in recording certain transaction related costs during Q3 and Q4 2020. The offer was withdrawn in Q1 2021.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	14

Depletion, Depreciation, Impairment and Accretion

		Year ended December 31
(millions)	2021	2020
Depletion and depreciation (“D&D”)	$119.9	$128.4
PP&E Impairment (reversal)	(318.5)	766.2
Accretion	$8.0	$8.3

The decrease in D&D expense from 2021 is primarily due to non-cash impairment charges recorded in Q1 2020 and in 2019. These impairment charges were recorded mainly due to lower forecasted commodity prices and higher discount rates due to continued commodity price and market value volatility within the oil and natural gas industry.

In 2021, the average depletion rate is lower, mainly due to the before mentioned non-cash impairment charges in Q1 2020 and 2019. In 2021, depletion rates have gradually increased as a result of increasing production and impairment reversals recorded in our Cardium and Peace River cash generating units (“CGUs”) during the year.

The Company recorded non-cash impairment reversals of $338.0 million and non-cash impairments of $19.5 million in 2021 compared to non-cash impairments of $766.2 million in 2020. The impairment reversals were predominately due to a $311.5 million non-cash impairment reversal within our Cardium CGU in Q2 2021, mainly due to the improved commodity price environment and strong drilling results in the area. We recorded $14.0 million of impairments in 2021 within our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

In 2020, the Company recorded $766.2 million of non-cash net impairments across multiple CGU’s, primarily as a result of the low commodity price environment and market value volatility due to the impact of the COVID-19 pandemic.

Taxes

As at December 31, 2021, the Company was in a net unrecognized deferred tax asset position of approximately $378.6 million (December 31, 2020-$448.6 million). Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for 2021 is nil.

Tax Pools

		As at December 31
(millions)	2021	2020
Non-capital losses	$2,110.4	$2,194.9
Undepreciated capital cost (UCC)	225.8	226.6
Canadian development expense (CDE)	120.6	95.7
Canadian exploration expense (CEE)	1.7	2.2
Other	79.1	5.4

Total	$2,537.6	$2,524.8

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	15

Foreign Exchange

Obsidian Energy records foreign exchange gains or losses to translate U.S. denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date.

Foreign exchange gain or loss is as follows:

		Year ended December 31
(millions)	2021	2020
Foreign exchange gain	$0.2	$1.4

During the year, the Company repaid senior notes in the amount of US$4.1 million.

Net Income/(Loss)

		Year ended December 31
(millions, except per share amounts)	2021	2020
Net loss/(loss)	$414.0	$(771.7)
Basic per share	5.52	(10.53)
Diluted per share	$5.34	$(10.53)

In 2021, net income was associated with the Company’s strong netback which was supported by higher oil prices. Additionally, during 2021, the Company recorded a net impairment reversal of $318.5 million.

In 2020, the net loss was mainly due to non-cash, PP&E impairment charges of $766.2 million as a result of lower forecasted commodity prices and market value volatility due to the impact of the COVID-19 pandemic and the potential supply and demand implications.

Capital Expenditures

		Year ended December 31
(millions)	2021	2020
Drilling and completions	$97.0	$39.6
Well equipping and facilities	42.8	17.1
Land and geological/geophysical	0.4	0.3
Corporate	0.7	0.2
Capital expenditures	140.9	57.2
Business acquisitions	33.7	—
Property acquisitions (dispositions), net	0.1	(0.1)

Total capital expenditures	$174.7	$57.1

As a result of the recovery in the commodity price environment in late 2020, the Company commenced development spending and carried forward that momentum throughout 2021 with a strong 2021 development program predominantly in the Cardium area and in the Peace River area beginning in Q4 2021.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	16

Drilling

			Year ended December 31
	2021		2020
(number of wells)	Gross	Net	Gross	Net
Oil	39	34.2	13	10.7
Gas	1	1.0	—	—
Injectors, stratigraphic and service	3	0.4	1	0.1

Total	43	35.6	14	10.8

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

The Company successfully completed our 2021 development program, which included the rig release of 35 (33.8 net) operated wells across our broad, high quality asset base in the Willesden Green, Pembina and Peace River areas with 29 (28.0 net) operated wells being brought onto production.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Obsidian Energy had voluntarily entered into the Government of Alberta’s Area Based Closure program (the “ABC program”) which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. The Alberta Government announced the suspension of spending requirements for the ABC program for 2020 and the $11 million incurred by the Company in 2020 was applied to our 2021 program target. Additionally, operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Beginning in 2022, the Company is required to follow the new AER guidance under Directive 088 where a minimum amount of spend is required to abandon inactive sites.

The Company has received ASRP grants and allocations to date of over $37 million on a gross basis, a portion of which was received in allocation eligibility as an ABC program participant. Total grant support will be determined by final project costs. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. We began utilizing the ASRP grants in Q4 2020 and continued this work in 2021. We will continue to utilize these grants throughout 2022.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

		Year ended December 31
(millions)	2021	2020
Long-term debt
Syndicated credit facility	$321.5	$395.0
PROP Limited recourse loan	16.0	—
Senior secured notes	54.9	60.3
Deferred interest	1.3	—
Deferred financing costs	(2.7)	(3.5)

Total	391.0	451.8

Working capital deficiency
Cash	(7.3)	(8.1)
Accounts receivable	(68.9)	(40.8)
Prepaid expenses and other	(9.1)	(9.2)
Accounts payable and accrued liabilities	107.8	74.1

Total	22.5	16.0

Net debt (1)	$413.5	$467.8

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Net debt decreased compared to December 31, 2020, as a result of free cash flow generation due to higher commodity prices and strong production performance which led to higher netbacks and lower drawings on the syndicated credit facility. Net debt has significantly reduced since December 31, 2020, as repayments against our syndicated credit facility and senior notes were partially offset by the PROP acquisition limited-recourse financing and a higher working capital deficiency associated with a larger capital program.

At December 31, 2021 and 2020, the term-out date of the syndicated credit facility was within one year of the balance sheet date, which resulted in the outstanding amount being presented as a current liability.

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $366.8 million which consists of a $260.0 million revolving syndicated credit facility and a $106.8 million non-revolving term loan. At December 31, 2021, $321.5 million was drawn. For further details on the Company’s debt instruments and our recent bank amendment, please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies. Management plans to refinance our debt structure in the first half of 2022 to consist of senior debt to provide operating liquidity and junior debt for term.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	18

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at December 31, 2021. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing		Fair value (millions)
Oil
WTI Swaps	2,000 bbl/d	January 2022		$97.25/bbl	$0.2
WTI Swaps (1)	1,502 bbl/d	Q1 2022	US$	66.24/bbl	(1.5)
WTI Swaps (1)	1,121 bbl/d	Q2 2022	US$	65.11/bbl	(1.0)
WTI Swaps (1)	593 bbl/d	Q3 2022	US$	63.26/bbl	(0.7)
WTI Swaps (1)	606 bbl/d	Q4 2022	US$	62.30/bbl	(0.5)
Heavy Oil Differential (1)	939 bbl/d	Q1 2022	US$	(17.45)/bbl	(0.3)
Heavy Oil Differential (1)	801 bbl/d	Q2 2022	US$	(15.43)/bbl	(0.2)
AECO Swaps
AECO Swaps	25,591 mcf/d	Q1 2022		$4.63/mcf	1.6

Total					$(2.4)

(1)

PROP Energy 45 Limited Partnership, our wholly owned limited-recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into these financial hedges in conjunction with the acquisition financing.

Refer to the Business Environment section above for a full list of hedges currently outstanding including trades that were entered into subsequent to December 31, 2021.

Based on commodity prices and contracts in place at December 31, 2021, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax unrealized risk management by $0.4 million and a $0.50 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.2 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

		Year ended December 31
(millions)	2021	2020
Realized
Settlement of commodity contracts	$(12.0)	$20.9
Total realized risk management gain (loss)	$(12.0)	$20.9

Unrealized
Commodity contracts	$(2.6)	$0.8
Total unrealized risk management gain (loss)	(2.6)	0.8

Risk management gain (loss)	$(14.6)	$21.7

Refer to the Business Environment section above for a full list of physical hedges currently outstanding including trades that were entered into subsequent to December 31, 2021.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/ share
Price per barrel of liquids	WTI US$1.00	4.5	0.06
Liquids production	1,000 bbl/day	25.2	0.31
Price per mcf of natural gas	AECO $0.10	1.7	0.02
Natural gas production	10 mmcf/day	11.9	0.15
Effective interest rate	1%	3.0	0.04
Exchange rate ($US per $CAD)	$0.01	3.3	0.04

(1)    Non-GAAP financial measure or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	$391.0	$—	$—	$—	$—	$—	$391.0
Transportation	3.6	3.5	2.7	2.2	1.7	4.2	17.9
Interest obligations	22.1	—	—	—	—	—	22.1
Office lease	10.0	10.0	10.0	0.8	—	—	30.8
Lease liability	4.1	2.9	0.4	0.1	0.1	5.1	12.7
Decommissioning liability (2)	14.5	12.6	11.8	11.1	10.4	61.2	121.6

Total	$445.3	$29.0	$24.9	$14.2	$12.2	$70.5	$596.1

(1)

The 2022 figure includes $321.5 million related to the syndicated credit facility and non-revolving term loan that are due for renewal in 2022 and $54.9 million of senior notes and $16.0 million related to the PROP limited recourse amortizing loan that both mature in 2022. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.

(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The revolving period of our syndicated credit facility continues to May 31, 2022 when our borrowing base is redetermined, with a current term out period to November 30, 2022. In addition, at December 31, 2021 the Company had an aggregate of US$43.3 million in senior notes which were subsequently reduced to US$37.7 million in January 2022, maturing November 30, 2022. Management plans to refinance our debt structure in the first half of 2022 to consist of senior debt to provide operating liquidity and junior debt for term. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our syndicated credit facility, senior notes and PROP limited-recourse loan.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Equity Instruments

Common shares issued:
As at December 31, 2021	80,753,516
Issuances under Option plan	27,098
Issuances under RPSU plan	197,396

As at February 23, 2022	80,978,010
Options outstanding:
As at December 31, 2021	3,021,672
Exercised	(27,098)

As at February 23, 2022	2,994,574

RSUs:
As at December 31, 2021	1,167,351
Granted	19,115
Vested	(230,572)
Forfeited	(6,469)

As at February 23, 2022	949,425

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

	Three months ended December 31
	2021	2020	% change
Financial (millions, except per share or per boe amounts)
Production revenues	$149.8	$72.8	106
Cash flow from operating activities	62.6	11.1	464
Basic per share (1)	0.81	0.15	440
Diluted per share (1)	0.78	0.15	420
Funds flow from operations (2)	80.0	26.4	203
Basic per share (3)	1.04	0.36	189
Diluted per share (3)	1.00	0.36	178
Net income (loss)	21.7	0.2	10750
Basic per share	0.28	0.01	2700
Diluted per share	0.27	0.01	2600
Capital expenditures	44.8	11.6	286
Decommissioning expenditures	2.7	2.3	17
G&A per boe (1)	$1.57	$1.63	(4)
Operations
Daily production
Light oil (bbl/d)	11,155	10,055	11
Heavy oil (bbl/d)	3,237	2,895	12
NGLs (bbl/d)	2,310	2,087	11
Natural gas (mmcf/d)	58	52	12

Total production (boe/d)	26,352	23,644	11

Netback per boe
Sales price	$61.84	$33.57	84
Risk management loss	(1.55)	(0.14)	1007

Net sales price	60.29	33.43	80
Royalties	(7.71)	(1.42)	443
Net operating costs (3)	(11.79)	(12.77)	(8)
Transportation	(2.16)	(1.60)	35

Netback (3)	$38.63	$17.64	119

(1)	Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

Financial

Production revenues, cash flow from operations, funds flow from operations and net income increased in Q4 2021 compared to 2020 mainly due to increased production and higher commodity prices. Higher net income in Q4 2021 was partially offset by a non-cash, PP&E impairment charge within our Legacy CGU as a result of the Company accelerating decommissioning spending in the area and share-based compensation charges due to our higher share price.

Net income in Q4 2020 was impacted by a non-cash, PP&E impairment charge within our Legacy CGU relating to the acceleration of decommissioning spending in the area. This was largely offset by a non-cash, PP&E impairment recovery in our Peace River CGU.

Operations

Capital activities during Q4 2021 continued to be focused in the Cardium, with the drilling of six wells in the Willesden Green area and five wells in the Pembina area. Additionally, the Company re-started development activity in Peace River with four operated wells drilled.

Production in Q4 2021 increased from the comparable period due to increased development activity as a result of commodity price increases along with the acquisition of the remaining 45 percent in PROP (900 boe per day impact on the quarter). During Q4 2021, average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d) (1)	2021	2020	% change
Cardium	21,454	19,180	12
Peace River	3,722	3,175	17
Viking	747	906	(18)
Legacy	429	383	12

Total	26,352	23,644	11

(1)	Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

Corporate and liquids netbacks increased from 2020 mainly due to higher realized prices offset by higher realized risk management losses related to hedging activities and higher royalty and transportation costs.

In Q4 2021, WTI prices averaged US$77.19 per barrel as volatility persisted largely due to the spread of the Omicron COVID-19 variant which led to demand uncertainty. Subsequent to December 31, 2021, WTI has experienced significant increases with prices reaching over US$90 per barrel as the impact of the Omicron COVID-19 variant had less of an impact on demand and tensions escalated between Russia and the Ukraine.

In Q4 2021, the MSW differential remained flat, although there was some pressure on the WCS differential. In October, WCS settled at US$11.92 per barrel and then widened to US$18.59 per barrel in December as Enbridge encountered some operational issues on the mainline pipeline system which caused oil inventory numbers in Western Canada to grow.

NYMEX Henry Hub prices averaged US$5.83 per mmbtu for Q4 2021. In Alberta, AECO 5A climbed to a high of $6.21 per mcf in October as TC Energy pipeline restrictions continued throughout the month. Later in the quarter, above seasonal temperatures resulted in a low of $3.32 per mcf in December. The AECO 5A price averaged $4.66 per mcf for Q4 2021.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Non-GAAP financial measure reconciliations – Q4

A reconciliation from production revenues to gross revenues for the fourth quarter is as follows:

		Three months ended December 31
(millions)	2021	2020
Production revenues	$149.8	$72.8
Sales of commodities purchased	6.9	2.0
Less: Commodities purchased	(6.7)	(1.7)

Sales	150.0	73.1
Realized risk management (loss) gain (1)	(3.7)	(0.3)

Gross revenues (2)	$146.3	$72.8

(1)	Relates to realized risk management gains and losses on commodity contracts.
(2)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

A reconciliation of operating costs to net operating costs for the fourth quarter are as follows:

		Three months ended December 31
(millions)	2021	2020
Operating costs	$32.4	$31.5
Less processing fees	(1.5)	(1.7)
Less road use recoveries	(2.3)	(2.0)

Net Operating costs (1)	$28.6	$27.8

(1)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

A reconciliation of sales to netback for the fourth quarter on an absolute dollar basis are as follows:

		Three months ended December 31
(millions)	2021	2020
Netback
Sales (1)	$150.0	$73.1
Risk management gain (loss) (2)	(3.7)	(0.3)

Net sales	146.3	72.8
Royalties	(18.7)	(3.1)
Net operating costs (3)	(28.6)	(27.8)
Transportation	(5.2)	(3.4)

Netback (3)	$93.8	$38.5

(1)	Includes the impact of commodities purchased and sold to/from third parties.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Supplemental Production Disclosure

Outlined below is production by product type for each area as follows for the periods indicated:

	Three months ended December 31		Year ended December 31
Daily production (boe/d)	2021	2020	2021	2020

Cardium
Light oil (bbl/d)	10,927	9,788	10,307	11,290
Heavy oil (bbl/d)	34	45	47	40
NGLs (bbl/d)	2,238	2,011	2,110	2,140
Natural gas (mmcf/d)	50	44	46	45

Total production (boe/d)	21,454	19,180	20,182	21,003

Peace River
Light oil (bbl/d)	—	—	—	—
Heavy oil (bbl/d)	3,028	2,702	2,619	2,660
NGLs (bbl/d)	3	4	3	3
Natural gas (mmcf/d)	4	3	3	3

Total production (boe/d)	3,722	3,175	3,152	3,136

Viking
Light oil (bbl/d)	138	196	161	210
Heavy oil (bbl/d)	131	106	121	62
NGLs (bbl/d)	36	42	41	39
Natural gas (mmcf/d)	3	4	3	4

Total production (boe/d)	747	906	794	860

Legacy
Light oil (bbl/d)	90	71	115	75
Heavy oil (bbl/d)	44	42	57	70
NGLs (bbl/d)	33	30	32	30
Natural gas (mmcf/d)	1	1	2	1

Total production (boe/d)	429	383	477	405

Total
Light oil (bbl/d)	11,155	10,055	10,583	11,574
Heavy oil (bbl/d)	3,237	2,895	2,844	2,832
NGLs (bbl/d)	2,310	2,087	2,186	2,212
Natural gas (mmcf/d)	58	52	54	53

Total production (boe/d)	26,352	23,644	24,605	25,404

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	24

Reconciliation of Cash flow from operating activities to Funds flow from operations

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2021	2021	2021	2021	2020	2020	2020	2020
Cash flow from operating activities	62.6	65.5	42.2	28.4	11.1	34.8	2.1	31.4
Change in non-cash working capital	6.2	(9.1)	(2.3)	10.3	7.6	(11.1)	15.2	(5.1)
Decommissioning expenditures	2.7	1.6	0.5	3.3	2.3	0.6	0.2	8.0
Onerous office lease settlements	2.1	2.3	2.4	2.3	2.3	2.4	6.2	(1.2)
Deferred financing costs	(1.1)	(1.7)	(1.7)	(1.0)	(2.8)	—	—	—
Financing fees paid	0.3	—	0.3	4.1	5.6	—	—	—
Restructuring charges (1)	—	0.1	0.1	(2.0)	0.9	—	—	0.3
Transaction costs	3.4	—	—	0.1	—	2.9	—	—
Other expenses (1)	0.1	0.6	0.8	(9.2)	(0.6)	0.8	1.0	2.9
Commodities purchased from third parties	3.7	—	—	—	—	—	—	—

Funds flow from operations	80.0	59.3	42.3	36.3	26.4	30.4	24.7	36.3

(1)	Excludes the non-cash portion of restructuring and other expenses.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our Interim President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim President and Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2021. Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2021 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our Interim President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s Interim President and Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2021. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Interim President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2021 the Company’s ICFR was effective.

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Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on October 1, 2021 and ending on December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s significant accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

COVID-19 pandemic

In March 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, the oil and natural gas industry has experienced significant volatility with commodity prices, and in particular oil prices, as a result of a decline in economic activity and lower demand for commodities in both Canada and around the world. In 2021, oil prices have recovered from the lows that occurred in Q2 2020 as restrictions eased and vaccines were administered. The timing for achieving full demand recovery remains uncertain as countries are at various stages of rolling-out vaccines while virus outbreaks continue to occur, mainly due to new variants, which has resulted in activity restrictions in certain countries. This market volatility has not only impacted oil and natural gas sales but has increased the complexity of certain judgements and estimates when preparing our 2021 financial information, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values, assessing counterparty credit risk as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 8 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

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All the Company’s reserves were evaluated by Sproule Associates Limited (“SAL”), an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 9 to the Company’s audited consolidated Financial Statements.

Obsidian Energy’s revenues from the sale of oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Office Lease Provision

The office lease liability is the net present value of future lease payments Obsidian Energy is obligated to make under non-cancellable lease contracts. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments are charged to the liability as the costs are incurred. Note 8 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

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“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs, certain other expenses and commodities purchased from third parties, and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Fourth Quarter Highlights – Reconciliation of Cash flow from operations to Funds flow from operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” and “Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes as a means to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” and “Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is the per unit of production amount of revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks”, “Fourth Quarter Highlights” and “Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4” above for a reconciliation of netbacks to sales.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Fourth Quarter Highlights – Reconciliation of Cash flow from operations to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Fourth Quarter Highlights – Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net debt to funds flow from operations” is net debt divided by funds flow from operations. Net debt and funds flow from operations are non-GAAP financial measures. See “Non-GAAP Financial Measures” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating” and “Fourth Quarter Highlights—Non-GAAP financial measure reconciliations – Q4” above.

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“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provide investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks”, “Fourth Quarter Highlights” and “Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4” above.

Supplementary Financial Measures

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

“G&A gross – per boe” is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

“G&A net – per boe” is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	mmbtu	Million British thermal unit
MSW	Mixed Sweet Blend	AECO	Alberta benchmark price for natural gas
WTI	West Texas Intermediate	NGL	natural gas liquids

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our go forward strategies including production growth, operational excellence, debt levels and shareholder returns; our belief that our plan to primarily focus on our industry leading Cardium position offers a predictable, liquids weighted, production profile that is capable of generating sustainable value for all stakeholders; our belief that our new core area in Peace River offers furth value for stakeholders; that with a constructive pricing environment, our program further positions us for additional production growth that generates even higher free cash flow; our expectations at forecast pricing and should commodity prices continue to be favorable, the option to increase the development program in the second half of the year; our expectation for free cash flow and how those will be allocated; our expectations for a debt refinancing during the first half of 2022 and look to appropriately balance production growth, debt repayment and return of capital as we move forward through 2022; our expectations in connection with the ASRP program; that the Company is committed to minimizing the environmental impacts of our operations with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation; that the Company will continue to target capital expenditures within funds flow from operations to allow for further debt repayment and potentially return of capital to shareholders; expectations regarding our 2022 drilling program, locations, completion and on production dates, optimization program and significant capability to scale our development drilling in response to changes in commodity prices; the expected dates of the syndicated credit facility for the semi-annual borrowing base redeterminations, the revolving period date, and maturity date; the expected maturity dates of the senior notes and limited-recourse loan; the expected redeterminations term out date of our reserve-based syndicated credit facility, the lender option date to complete a borrowing base redetermination on the credit facility, and the maturity dates and interest rates on the senior notes; that the compliance with certain environmental legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that we are dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that the Company will meet the Directive 088 minimum spend amount; the continued use of ASRP grants in 2022; how we plan to manage our debt portfolio; our plan to refinance our debt structure in the first half of 2022 to consist of senior debt to provide operating liquidity and junior debt for term; our “Sensitivity Analysis” and our future payment obligations as disclosed under “Contractual Obligations and Commitments”; and that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company’s lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

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With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

OBSIDIAN ENERGY 2021	MANAGEMENT’S DISCUSSION AND ANALYSIS	29

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels, and/or other factors; the risk that the COVID-19 pandemic and/or other factors adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or both of our credit facilities and senior notes; that our wholly-owned subsidiary is unable to finance the repayment of our limited-recourse loan when it matures or obtain new debt and/or equity financing to replace it; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes/limited recourse loan; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing or other factors; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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